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ITERUM THERAPEUTICS PLC
FITZWILLIAM COURT, 1ˢᵗ FLOOR
LEESON CLOSE
DUBLIN 2, IRELAND

VOTE ONLINE - www.proxyvote.com or scan the QR Barcode above
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 4:59 a.m., Irish time on May 3, 2023 (11:59 p.m., Eastern time on May 2, 2023). Have your proxy card in hand when you access the website and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 4:59 a.m., Irish time on May 3, 2023 (11:59 p.m., Eastern time on May 2, 2023). Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. We must receive the completed proxy card by 5:00 p.m., Irish time (12.00 p.m., Eastern time) on May 2, 2023.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

D96515-P87432

KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

DETACH AND RETURN THIS PORTION ONLY

ITERUM THERAPEUTICS PLC

The Board of Directors recommends you vote FOR the nominees listed below and FOR proposals 2, 3, 4 and 5:

1. To elect the nominees for Class II directors named herein, each to serve for a three-year term expiring at the 2026 annual general meeting of shareholders (Proposal No. 1):

For   Against   Abstain

1a. Beth P. Hecht   ☐ ☐ ☐

1b. Michael W. Dunne   ☐ ☐ ☐

	For	**Against**	**Abstain**
2. To ratify, in a non-binding vote, the appointment of KPMG as our independent registered public accounting firm for our fiscal year ending December 31, 2023, and to authorize the board of directors, acting through the audit committee, to set the independent registered public accounting firm's remuneration (Proposal No. 2).	☐	☐	☐
3. To approve an increase in the authorized share capital of the Company from $1,200,000 to $1,800,000 by the creation of an additional 60,000,000 ordinary shares (Proposal No. 3).	☐	☐	☐
4. To grant, subject to and conditional upon the approval of Proposal No. 3, the board of directors an updated authority under Irish law to allot and issue shares, warrants, convertible instruments and options (Proposal No. 4).	☐	☐	☐
5. To grant, subject to and conditional upon the approval of Proposal No. 4, the board of directors an updated authority under Irish law to issue shares (including rights to acquire shares) for cash without first offering those shares to existing shareholders under pre-emptive rights that would otherwise apply to the issuance (Proposal No. 5).	☐	☐	☐

Note: If any other matters properly come before the meeting or any adjournment thereof, the person(s) named in this proxy will vote in their discretion in accordance with applicable law or rule.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting:
The Proxy Materials are available at www.proxyvote.com.

D96516-P87432

ITERUM THERAPEUTICS PLC
Annual General Meeting of Shareholders
May 3, 2023 3:00 PM Irish time
3 Dublin Landings
North Wall Quay
Dublin 1, Ireland
This proxy is solicited by the Board of Directors

The undersigned shareholder(s), revoking all prior proxies, hereby appoint(s) David G. Kelly and Louise Barrett, or either of them, as proxies, each with the power of substitution, and hereby authorise(s) them to represent and vote all of the ordinary shares of Iterum Therapeutics plc that the undersigned is/are entitled to vote, with all the powers which the undersigned would possess if personally present, at the Annual General Meeting of Shareholders of Iterum Therapeutics plc to be held on May 3, 2023, or at any postponement or adjournment thereof.

A shareholder entitled to attend and vote is entitled to appoint one or more proxies to attend, speak and vote instead of him or her at the Annual General Meeting. A proxy need not be a shareholder of record. If you wish to nominate a proxy other than David G. Kelly or Louise Barrett, please contact our Company Secretary. Any such nominated proxy must attend the Annual General Meeting in person in order for your votes to be cast.

Shares represented by this proxy will be voted by the Proxies in the manner directed. If no such directions are indicated, the Proxies will have authority to vote FOR the election of the nominees listed on the reverse side to the Board of Directors and FOR Proposal Nos 2, 3, 4 and 5.

In their discretion, the Proxies are authorised to vote upon such other business as may properly come up before the meeting and any adjournment or postponement thereof.

Continued and to be signed on reverse side